
April 1, 2014

Via E-mail
Herbjørn Hansson
Chief Executive Officer
Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re: Nordic American Offshore Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 17, 2014**
> **File No. 333-194612**

Dear Mr. Hannson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Business, page 1

1. Please file the two memoranda of agreement entered into in February 2014 with respect to your two Newbuilding PSVs as exhibits to your amended registration statement.

Our Relationships, page 2

2. We note your revised disclosure in response to prior comment 20. It appears that because of common ownership, management, and contractual arrangements among NAT, Scandic, and you, and the "success fee" payable by you to NAT, that there are risks of

conflicts of interest. Please balance this section by discussing in detail the potential conflicts of interest because of your relationship with NAT and restore risk factor disclosure describing the attendant risks or advise.

Management of Our Business, page 4

3. We note your disclosure in the first paragraph that Scandic provides commercial management services until you hire a new chief executive officer and chartering manager. Please disclose whether there is a termination fee payable to Scandic upon termination of the current management agreement, please disclose here. We note your disclosure on page 44. Also, please file the commercial management agreement as an exhibit to your amended registration statement.

The Offering, page 9

4. Please disclose the "success fee" payable by you to NAT in this section and briefly describe the circumstances that would trigger payment. We note in this regard your disclosure in the fourth paragraph on page 67.

Risk Factors, page 13

We rely on the oil and gas industry, page 13

5. We note your response to prior comment 19 and revised disclosure on page 46. Given your current operations are concentrated in the North Sea, please specifically address risks and trends in the demand cycle of the North Sea offshore oil and gas industry.

Share Price Information, page 31

6. We note that, although you said you were providing the average daily trading volume for your common shares as reported on the Norwegian OTC List for the periods set forth in the tables on page 31, you did not do so. Please provide this information in your next amendment.

Management's Discussion and Analysis of Financial Condition, page 37

Critical Accounting Policies, page 39

Impairment of Long-Lived Assets, page 41

7. We note your response to prior comment 26 and the disclosure that has been added to MD&A indicating that market values for each of your vessels was greater than carrying value as of December 31, 2013. In your Critical Accounting Policies we also note that the assumptions used to develop estimated market values are based on future undiscounted cash flows which are based on historical trends and future expectations.

Considering that your vessels have been operating for a very short period of time and several of your charters are set to expire within the next year or two, please expand your disclosure to describe and quantify key assumptions used in your estimates such as how you determined time charter equivalent rates used in your impairment analysis for periods subsequent to when your charters expire, and your basis for these assumptions.

Industry and Market Data, page 45

8. We note you have removed the consent of Pareto Securities and references to that firm from this discussion. To the extent you anticipate expertizing any part of this disclosure in a subsequent amendment, please note that we may have further comment upon review of your revised disclosure.

9. We note your response to prior comment 31 and revised disclosure in this section. It appears, however, that the disclosure in this section emphasizes positive market trends in the last year but does not address longer term trends or that PSV utilization rates and other market indicators remain below their respective 2007 peaks. Please balance this section accordingly.

10. Please disclose the source of the statements and industry data in this section. To the extent the statements and data are based on your belief, please tell us.

Security Ownership of Beneficial Owners and Management, page 68

11. Please list your officers and directors in the beneficial ownership table rather than in a footnote. Refer to Item 6.E.1 to Form 20-F.

Exhibit Index

12. For Exhibit 10.1, please include the bank name that the credit facility is with in the exhibit index.

Nordic American Offshore Ltd. Financial Statements

Note 1. Nature of Business, page F-7

13. We note from the disclosure included in Note 1 that at the time you agreed to purchase six PSVs from Blue Ship Invest AS, three of the six vessels were on time charter contracts and the Company entered into separate agreements with the charterers of the vessels. We also note from your balance sheet and from the disclosures in your financial statements, that none of the purchase price for these vessels has been allocated to these charter agreements. Please tell us and explain in the notes to your financial statements why none of the purchase price for the vessels acquired with charters has been allocated to these contracts.

14. In a related matter, please tell us what if any differences in accounting would have resulted in the Company's purchase price allocation and related accounting treatment for these vessels had the Company accounted for their acquisition of the vessels as the acquisition of a business rather than the acquisition of an asset. In this regard, please confirm that the $50,000 of acquisition related costs that were capitalized as part of the vessel acquisitions are the only acquisition related costs which would have been expensed in the Company's financial statements had the vessel acquisitions been accounted for as the acquisition of a business.

Note 2. Summary of Significant Accounting Policies, page F-8

Drydocking, page F-9

15. We note your response to prior comment 42. Please expand your disclosure to provide detail regarding the specific types of costs capitalized as drydocking costs. We believe drydocking costs eligible for capitalization should include only those direct costs that you incur solely as a result of the regulatory requirement that a vessel be drydocked and inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations or for routine maintenance of your vessels. Please revise accordingly.

Note 6. Related Party Transactions, page F-12

16. We note the disclosure indicating that the Company has agreed to pay a success fee of $1.5 million to NAT contingent on stock listing of the Company at the New York Stock Exchange. Please tell us and explain in the notes to the financial statements how the Company plans to account for this success fee in its consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Gary J. Wolfe, Esq.
       Seward & Kissel